Exhibit 99.1

Jin Chih International, Ltd
Balance Sheet

	Dec 31,2013	Dec 31,2012

Assets
Current assets
Cash And Cash Equivalents	140,987	128,662
Accounts Receivable	2,187,035	937,506
Prepayments and Other Current Assets	1,561	26
Inventory	89,702	51,628
Prepaid VAT	47
Advance on purchase	8,800	9,063
Total Current Assets	2,428,133	1,126,885
Long Term Investments
Property Plant and Equipment	1,157,915	1,213,647
Goodwill
Intangible Assets
Accumulated Amortization
Other Assets	6,555	19,426
Deferred Long Term Asset Charges
Total Assets	3,592,603	2,359,957

Liabilities
Current Li abilities
Borrowings	1,420,732	417,392
Accounts Payable and other payables	1,335,276	997,178
Accrued Expenses and Other Current Liabilities	2,147	3,270
Advances	141,504	86,211
Tax Payables	1,952	3,693
Total Current Liabilities	2,901,612	1,507,744
Long Term Debt		317,608
Other Liabilities
Deferred Long Term Liability Charges
Minority Interest
Negative Goodwill
Total Liabilities	2,901,612	1,825,352
Stockholders' Equity
Common Stock	685,000	516,000
Retained Earnings	23,301	18,200
Exchange Differences	(17,309)	405
Total Stockholder Equity	690,992	534,605
Total Liabilities and Stockholders’' Equity	3,592,603	2,359,957

Jin Chih International, Ltd
Income Statement

Period Ending	Dec 31,2013	Dec 31,2012
Total Revenue	2051609.764	2128701.388
Cost of Revenue	1,848,908	1,933,740
Gross Profit	202701.9615	194960.935
Operating Expenses	148,896	156,707
Total Operating Expenses	148,896	156,707
Operating Income or Loss	53,806	38,254

Income from interest	274	181
Interest Expense	41,093	21,564
Other Income (expenses)	5,272	971
Income Before Tax	18,258	17,842
Income Tax Expense		3,033
Net Income From Continuing Ops
Effect Of Accounting Changes
Other Items
Net Income	18,258	14,809

Jin Chih International, Ltd
Statements of Cash Flows
Period Ending	For the year Ended	For the year Ended
	Dec 31,2013	Dec 31,2012
Operating Activities, Cash Flows Provided By or Used In
Net Income (Loss)	18,258	14,809
Adjustments To Net Income
Depreciation	12,828	9,177
Amortisation	12,416	12,453
Loss on sale of PPE	2,158
Interest Received	(1,011)	(181)
Changes In operating assets and liabilities
Accounts Receivables	(1,249,529)	(779,135)
Inventories	(38,074)	(51,628)
Prepayments	243	(4,776)
Other Current Assets	(1,526)
Accurred Expenses and Other Current Liabilities	(1,123)	(808)
Accounts Payables	338,098	994,540
Tax Payables	(1,741)	(430)
Advances	55,293	86,211
Total Cash Flow From Operating Activities	(853,709)	280,231
Investing Activities, Cash Flows Provided By or Used In
Purchase of PPE		(1,189,487)
Decrease in Other Assets	12,871
Loss on sale of PPE	(2,158)
Other asset	(12,871)	32,802
Interest received	1,011	181
Total Cash Flows From Investing Activities	(1,147)	(1,156,504)
Financing Activities, Cash Flows Provided By or Used In
Issue common stock	152,000	172,000
Long term debt repayment	(317,608)	(115,415)
Increase in long term debt		412,800
Net Borrowi ngs	1,003,340	206,400
Dividends paid		(7,532)
Other Cash Flows from Fi nanci ng Activities		(5,907)
Total Cash Flows From Financing Activities	837,732	662,346
Effect Of Exchange Rate Changes	29,450	14,565
Change In Cash and Cash Equivalents	12,325	(199,361)
Cash at beginning of the period	128,662	328,023
Cash at end of the period	140,987	128,662

Jin Chih International, Ltd
Statement of Stockholders’ Equity
For the Year Ended December 31, 2013 and December 31, 2012
Period Ending	No. of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Gain	Total Stockholders' Equity
Balance, December 31, 2012
	1,500,000	$516,000	0	$18,200	$405	$534,605
Issuance of common shares for cash at $0.338 per share on 3rd May,2013	500,000	169000	0			169,000
Net income			0	5,101		5101
Foreign currency translation gain (loss)			0		(17714)	(17714)

Balance, December 31, 2010	2,000,000	685,000		23,301	(17309)	690,992

Notes to financial statements

1.	Company summary

Jin Chih International Development Co., Ltd (the ‘company’), was incorporated in Taiwan on July 14, 1995 under the International Business Companies Act. The company’s business operations involve:

a)	General advertising
b)	TV program production
c)	Radio and TV program distribution
d)	Book publication
e)	Food wholesale and food & drink retail
2.	Significant accounting policies:

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s significant estimates and assumptions include the fair value of financial instruments; allowance for doubtful accounts; inventory valuation and obsolescence; the carrying value, recoverability and impairment, if any, of long-lived assets, including the values assigned to and the estimated useful lives of property, plant and equipment; interest rate; revenue recognized or recognizable; sales returns and allowances; valued added tax rate, income tax rate and related tax provision, reporting currency of the Company, functional currency, and foreign currency exchange rate. Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 - Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, accounts receivable, advance on purchases, prepayments and other current assets, accounts payable, deposits, corporate income tax payable, accrued expenses and other current liabilities approximate their fair values because of the short maturity of these instruments.

Fair Value of Non-Financial Assets or Liabilities Measured on a Recurring Basis

The Company’s non-financial assets include inventories. The Company identifies potentially excess and slow-moving inventories by evaluating turn rates, inventory levels and other factors. Excess quantities are identified through evaluation of inventory aging, review of inventory turns and historical sales experiences. The Company provides lower of cost or market reserves for such identified excess and slow-moving inventories. The Company establishes a reserve for inventory shrinkage, if any, based on the historical results of physical inventory cycle counts.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The Company follows paragraph 310-10-50-9 of the FASB Accounting Standards Codification to estimate the allowance for doubtful accounts. The Company performs on-going credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by the review of their current credit information; and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Bad debt expense is included in general and administrative expenses, if any. Pursuant to paragraph 310-10-50-2 of the FASB Accounting Standards Codification account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has adopted paragraph 310-10-50-6 of the FASB Accounting Standards Codification and determine when receivables are past due or delinquent based on how recently payments have been received.

Inventories

The Company values inventories at the lower of cost or market. The Company reduces inventories for the diminution of value, resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates.

The Company evaluates its current level of inventories considering historical sales and other factors and, based on this evaluation, classify inventory markdowns in the income statement as a component of cost of goods sold pursuant to Paragraph 420-10-S99 of the FASB Accounting Standards Codification to adjust inventories to net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property, plant and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful lives ranging from five (5) years to twenty (20) years. Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the income statement. Leasehold improvements, if any, are amortized on a straight-line basis over the term of the lease or the estimated useful lives, whichever is shorter. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts.

Construction in progress represents direct costs of construction or the acquisition cost of long-lived assets. Under U.S. GAAP, all costs associated with construction of long-lived assets should be reflected as long-term as part of construction-in-progress. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all of the activities necessary to prepare the long-lived assets for their intended use are completed. No depreciation is provided until the construction of the long-lived assets is complete and ready for their intended use.

Revenue Recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Insurance of common stock

In 3rd May, 2013, the company issued new shares of 500,000, valued at $0.338 per share or $169000 on the date of insurance.

3. Revenue
	December 31, 2013	December 31, 2012
Sales revenue
General	1,896,288	1,810,289
Others	104,987	217,012
Operation revenue
Consulting fees	101,100	101,400
Sales refund	(50,766)
Total	2,051,610	2,128,701
4. Operating expenses
	December 31, 2013	December 31, 2012
Total operating expenses	148,896	156,707

5. Other income
	December 31, 2013	December 31, 2012
Foreign exchange gain (loss)		971
Rental income	1,011
Other	6,419
Loss on sale of PPE	(2,158)
Total Other income	5,272	971

6.	Cash and cash equivalents
	December 31, 2013	December 31, 2012
Cash	4,134	12,491
Bank	136,853	116,171
Total	140,987	128,662

7.	PPE

	December 31, 2013	December 31, 2012
Land	774,685	797,879
Buildings	380,224	391,608
Equipments	74,324	81,813
Other		16,409
	1,229,233	1,287,709
Less: Accumulated depreciation	71,318	74,062
Total	1,157,915	1,213,647